Exhibit 3.3

                              Amendments to Bylaws

RESOLVED, THAT, ARTICLE IV, SECTIONS 4.01 and 4.04 be, and they each hereby is, deleted in their entirety and a new SECTIONS 4.01 and 4.04 be, and each hereby is, adopted to read as follows:

         "4.01. Number and Qualification. The officers of the corporation may consist of a Chief Executive Officer, a President, a Chief Operating Officer, one or more Vice Presidents, a Secretary and a Treasurer and such other officers and assistant officers as may be elected by the Board of Directors. The officers of the Corporation shall be elected by the Board of Directors at its annual meeting or as soon there after as conveniently possible. New or vacated offices may be filled at any meeting of the Board of Directors. Any two or more offices may be held by the same person. No officer or agent need be a shareholder, a director, or a resident of the United States.

         "4.04. President. Subject to the authority of the CEO, the President shall also have general and active management of the business and affairs of the Corporation. The President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. In the absence or disability of the CEO, he shall perform the duties of CEO on a temporary basis until the Board of Directors acts to replace the CEO and/or President."

RESOLVED, that ARTICLE IV, SECTIONS 4.10 and 4.11 be, and each hereby is, adopted to read as follows:

         "4.10. Chief Executive Officer. The Chief Executive Officer ("CEO") shall be the principal executive officer of the Corporation and shall have general and active management of the business and affairs of the Corporation and may sign, with the Secretary or an Assistant Secretary, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed. Unless the Board of Directors elects a Chairman, the CEO shall preside at all meetings of the Shareholders and of the Board of Directors. The CEO shall see that all orders and resolutions of the Board of Directors are carried into effect, and shall perform all duties incident to the office of CEO and such other duties as may be prescribed by the Board of Directors from time to time.

         "4.11. Chief Operating Officer. The Chief Operating Officer ("COO") of the Corporation shall have charge of the daily business operations of the Corporation. He shall carry out the duties assigned to him as prescribed from time to time by the Board of Directors. In the absence or disability of the CEO and the President, he shall perform the duties of CEO on a temporary basis until the Board of Directors acts to replace the CEO and/or President."




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